

Union Auto Program

The Only Online Car Marketplace Devoted to Union Members & Their Families

The Problem

Addressing Key Auto Purchase

& Union Member Needs

01 | *The auto buying process is time intensive and complicated to fully negotiate a fair price.*

02 | *Online offerings treat the customer as a lead as opposed to a member.*

03 | *High Interest Rates*

04 | *Membership options not available for Union Members*





The Union Auto Program Solution



1 Union Auto Program exclusively offers tailored auto buying services to our nation's 17 million union members

2 User friendly end to end service that connects buyers to a trusted network of certified dealerships

3 Buyers are given prearranged fair purchase pricing and our members are treated as concierges rather than lead generators

4 Complementary protection plan that guards against unexpected financial hardships and auto repair

5 Seamless refinance program that reduces current auto loan payments for members

6 Provides Union Members Extended Service Contracts

Target Market

Union Auto Program will be exclusively targeting Union Members and their Families within the United States, through its partnership with the AFL-CIO and the Gephardt Group, providing brand awareness and reach

12M
Union Plus Members

5.4M
Contract Laborers

42M
Total Union Members
& Their Families

Business Model

The program generates revenue through vehicle purchases, and added services that offer premium options on top of free benefits Examples include extended service contracts, refinance, and hardship protection offerings

FINANCIAL ASSUMPTIONS	
CAR SALES	
New Car Sales	40%
Revenue	$375
Used Car Sales	60%
Revenue	$425
ADDED SERVICES	
Wrap	
Projected Sales	10%
Revenue	$1270
Direct Cost	$820
NET	$450
Hardship	
Projected Sales	10%
Revenue	$745
Direct Cost	$407
NET	$338
Refinance	
Projected Sales	10%
Revenue	$250

The Team



John A. Perez
CEO & CHAIRMAN
❖ 30+ Years Experience
❖ Owned top performing auto sales dealerships, CEO of Global Vehicles



Ann Durham
PRESIDENT
❖ 16 Years of Experience
❖ CFO for Lotus Cars USA, Former President of Global Vehicles



Gretel Camacho
CFO
❖ 15 Years of Experience
❖ Served as financial executive in the automotive industry

The Honourable

Carlos Garcia
PARTNER
❖ **24 Years Experience**
❖ Former Owner of Miami Dade Health and Rehab, IMC Health
❖ Co-Founder of IMC Health, Founder of Garcia Holdings

Richard Gephardt
CONGRESSMAN
❖ **28+ Years Experience**
❖ Served in the U.S. House of Representatives
❖ Former House Democratic Leader

Brac Greer
FORMER MEGA AUTO DEALER
❖ **45+ Years of Experience**
❖ Managed several successful Ford dealerships
❖ Provided key sales consulting for Ford Motors

Richard Ray
PRESIDENT EMERITUS GA AFL CIO
❖ **30+ Years of Experience**
❖ Former President of the Atlanta and Georgia AFL-CIO Labor Council
❖ Member of Worker's Compensation Advisory Board

Underlying Magic

The following points represent Union Auto Program's key differentiation:

01 | *Only company* to exclusively target labor union members and their families, building on what it believes to be a very loyal affinity group.

02 | *Only company* to offer the choice of a lifetime powertrain warranty or Hardship Protection Plan. No other company offers these benefits.

03 | Referral source for its dealer network, unlike other companies, which are primarily lead generators.

04 | Attractive pricing for the consumer and provides real value to the dealer network.



Competitive Landscape

The Program provides an alternative to Large Marketplaces, and is Competitive among Membership Programs

01 | *Membership Based Approach*

02 | *Direct Benefits to Members*

03 | *Competitive Service Offerings and Approach to Automotive Industry Options*

Program Benefits	Referral Based		Auto
	UnionAuto Program	Costco/Navy Federal	USAA, TrueCar, AutoTrader, Edmunds & Others
Pre-Arranged Pricing	✓	✓	✓
Used Vehicles Included	✓	✓	Limited to Certified Vehicles
Trained/Certified Dealers	✓	✓	✗
Hassle-Free Experience	✓	✓	✗
Lifetime Powertrain Warranty	✓	✗	✗
Hardship Protection Plan	✓	✗	✗
Extra Savings for Union-Built Vehicles	✓	✗	✗

Sales & Marketing

Finalized agreement with Union Plus to replace TrueCar in the Southeast region.



Union Plus

A non-profit organization which represent the only Union Members consumer benefits organization supported by the AFL-CIO.



The Gephardt Group

Privately held labor relations consulting and government affairs firm founded by Richard A. Gephardt, who served 28 years in the House of Representatives.



AFL - CIO

The American Federation of Labor and Congress of Industrial Organizations represents fifty-five national and international union representing 12 million workers.

Our Ask

Invest in the National Expansion of Our Union Auto Program

1. FUNDRAISING GOAL: $6M through CF & Reg A Offering
2. Follow- Up Conversation
3. Provide Business Plan / Projections & Any other Due Diligence
4. Investment Opportunities & Structure



Contact Us

JOHN A . PEREZ

CEO & Founder

(678) 261 - 8605

jperez@cbautogroupinc.com

unionautoprogram.com